UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 15, 2025

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd, Suite 3, 7th Floor

50, Broadway, London, England, SW1H 0DB, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other events

ReNew Energy Global Plc (“ReNew”) notes the 13D/A filing from Canada Pension Plan Investment Board (“CPP Investments”) and Platinum Hawk C 2019 RSC Limited as trustee for the Platinum Cactus A 2019 Trust (“Platinum Hawk”) (a wholly owned subsidiary of the Abu Dhabi Investment Authority, “ADIA”), on December 15, 2025, stating that Abu Dhabi Future Energy Company PJSC-Masdar (“Masdar”) had confirmed to the other Consortium members that it has withdrawn from the Consortium. As a result, the Consortium will no longer proceed with the proposed transaction to acquire the entire issued or to be issued share capital of ReNew, not already owned by the members of the Consortium.

The Special Committee is disappointed that Masdar has withdrawn from the Consortium, which has resulted in all discussions on the proposed transaction being terminated. This decision follows a long period of engagement between the Special Committee, its advisers and the Consortium, during which material and comprehensive due diligence was completed, the proposed offer price increased from $7.07 in cash per share, as announced on 11 December 2024, to a best and final offer of $8.15 in cash per share on 14 October 2025. Significant progress on the transaction agreement had been achieved, as confirmed by the Consortium in the announcement issued by ReNew on 1 December 2025. Masdar has not provided details on their reasons for withdrawing from the Consortium.

As the Special Committee reflects on the next steps, it notes that Sumant Sinha (Founder, Chairman and CEO), CPP Investments and ADIA have reaffirmed their strong support for the business and its prospects. The Special Committee also would like to thank shareholders for their engagement and feedback during the offer period.

The Board would like to emphasise that it remains focused on delivering value for all shareholders and that it is confident in the Company delivering on its strategic objectives led by CEO Sumant Sinha and the leadership team. The underlying business continues to perform strongly and full year guidance is reconfirmed. As announced in the recent quarterly earnings update, commissioned capacity is up 22% YoY* and Adjusted EBITDA up 24% YoY as reported in H1 FY26 results. The manufacturing business continues to perform ahead of expectations with the Company having revised FY26 Adjusted EBITDA guidance from INR 5-7 bn initially to INR 10-12 bn as per H1FY26 results.

ReNew remains well positioned to continue to capitalise on the value creating opportunities it sees emerging within the Indian market and will continue to evaluate options for realising value from various parts of its businesses. ReNew intends to give a further update to the market on its exciting growth prospects at the next results in February 2026.

There will be an Investor Call on December 16, 2025 at 7 PM IST/8:30 AM EST. The conference call can be accessed by dialing in through the following numbers:

Italy +39 02 802 09 11
Belgium +32 28948063
Denmark +45 32727525
France +33 170918704
Germany +49 6917415712
Sweden +46 850510030
Switzerland +41 225954728
UK +44 1 212818004
USA +1 718 7058796
United Arab Emirates (971) Toll free 800 0178030
Australia +61 290371663
Canada +1 4168490851
China +86 4001224742
Greece +30 2111982353
Hong Kong +852 58080984

India +91 2271279151

* After adjusting for asset sales

Forward-Looking Statements

This release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “objective,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “milestone,” “designed to,” “proposed” or other similar expressions that predict or imply future events, trends, terms and/or conditions or that are not statements of historical matters. The Company cautions readers of this release that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the Company’s control, that could cause the actual results to differ materially from the expected results. These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations regarding the potential transaction with the Consortium as well as statements relating to the Company’s guidance.

Such forward-looking statements are based on current expectations and projections about future events and various assumptions. The forward-looking statements contained herein are also subject to other risks and uncertainties that are identified in the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC by the Company. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this release. The Company expressly disclaims any obligation or undertaking (except as required by applicable law) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 15, 2025	RENEW ENERGY GLOBAL PLC

	By:	/s/ Kailash Vaswani
	Name:	Kailash Vaswani
	Title:	Chief Financial Officer